UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 5, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Blockstack PBC (“we” or the “Company”) is filing this Current Report on Form 1-U in accordance with its disclosures in its offering statement on Form 1-A qualified by the Securities and Exchange Commission (“SEC”) on July 10, 2019 (the “Offering Statement”), and to provide other information that we deem of importance to securityholders.  For more information regarding the offering of Stacks Tokens covered by the Offering Statement, including the general offering discussed below, please refer to the Offering Statement, which has been filed with the SEC and is available electronically at www.sec.gov and www.stackstoken.com.

Subscriptions for 75% of the General Offering

On July 11, 2019 we began accepting subscriptions for Stacks Tokens offered in the general offering covered by the Offering Statement. As of September 5, 2019, we had received subscriptions for the purchase of more than 75% of the 62,000,000 Stacks Tokens offered in the general offering, or more than 46,500,000 of the Stacks Tokens offered in the general offering. We are still, as of the time of this filing, waiting to receive a portion of the proceeds for the above-referenced subscriptions.

Exchange Listings Outside of the United States

The Company is currently in discussions with certain organizations that operate token exchanges located in jurisdictions outside of the United States regarding the potential listing of Stacks Tokens on those exchanges. Under any arrangement or agreement with the Company, these organizations would be required to take reasonable measures to restrict the ability of U.S. persons to buy and sell Stacks Tokens through their token exchanges. The Company currently anticipates that if such an exchange listing were to take place, it would occur no earlier than October 2019. We note that U.S. persons will not be permitted to buy and sell Stacks Tokens through these token exchanges. As discussed in the section of the offering circular included in the Offering Statement captioned “Risk Factors,” we are unaware of any approved or operational alternative trading system or exchange capable of supporting secondary trading in Stacks Tokens by U.S. persons, and such an exchange or system may never be approved by the applicable regulatory authorities. Should any such system or exchange receive such approval and become operational, we will make reasonable efforts to seek to have Stacks Tokens listed on that exchange, but there is no guarantee we will be successful.

Wallet Partnerships and User Grants

The Company is currently in discussions with certain providers of digital wallet software regarding the potential integration of Stacks Tokens as part of those providers’ software.  If an agreement with such a provider is reached, it is likely the provider will receive a substantial integration fee and additional contingent payments.  These payments could be in United States dollars, Bitcoin, Ether, and/or Stacks Tokens. The contingent payments under an agreement with these providers could be based on the number of verified users that register on the Blockstack network through the provider’s software, or upon the Company’s achievement of the “Second Milestone,” as described in the Amended and Restated Limited Partnership Agreements of Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P. (the “Partnership Agreements” and the “Funds”), which was filed with the SEC on July 8, 2019. The “Second Milestone,” as defined in the Partnership Agreements, is the registration of one million verified users on the Blockstack network in accordance with the terms of the Partnership Agreements, as determined by an advisory committee of limited partners in the Funds.

As part of a potential agreement with one of these providers, the Company is also discussing the potential distribution of up to 40 million Stacks Tokens (valued at USD $10 million) pursuant to user grants, through which we currently anticipate that up to several hundred thousand recipients located in certain jurisdictions outside the United States would each receive no more than forty (40) tokens; the recipients will be selected through the provider’s screening process. The Company currently anticipates that these user grants will be conducted through the provider, and that eligible recipients will be selected and notified by the Company or the provider.  The Stacks Tokens that would be included in the user grants would be issued under Regulation S and are not part of the current offering of 180,333,333 Stacks Tokens made pursuant to the Offering Statement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: September 5, 2019